UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of October 2007.

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited
———————————————————————————————————
(Translation of Registrant’s name into English)

2550 Hongqiao Road
Hongqiao Airport
Shanghai, China 200335
———————————————————————————————————
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited (Registrant)

Date October 30, 2007	By	/s/ Li Fenghua
Name: Li Fenghua Title: Chairman of the Board of Directors

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

(A joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock code: 670)

Third Quarterly Report 2007

This announcement is made by China Eastern Airlines Corporation Limited pursuant to the disclosure requirement under Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The financial statements of the Company for the third quarter of 2007 were not audited, and were prepared in accordance with the PRC Accounting Regulations.

1.   IMPORTANT NOTICE

This announcement is made by China Eastern Airlines Corporation Limited (the "Company") pursuant to the disclosure requirement under Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (which requires any issuer listed on The Stock Exchange of Hong Kong Limited whose securities are also listed on other stock exchange(s) to simultaneously inform The Stock Exchange of Hong Kong Limited of any information released to any of such other exchange(s) and to ensure that such information is released to the market in Hong Kong at the same time as it is released to the other market(s)). At the request of the Shanghai Stock Exchange, a similar announcement of the even date is being made by the Company in Shanghai pursuant to the relevant provisions of the Shanghai listing rules and regulations.

This quarterly report was prepared in accordance with the regulations as prescribed by the China Securities Regulatory Commission in relation to disclosure of information in quarterly reports for listed companies, and is published simultaneously in Shanghai and Hong Kong. The financial statements of the Company for the third quarter of 2007 were not audited, and were prepared in accordance with the PRC Accounting Regulations.

The board of directors (the "Board") and the supervisory committee of the Company, and its directors, supervisors and senior management hereby confirm that the information set out in this report does not contain any false information, misleading statement or material omission, and accept joint and several responsibility for the truthfulness, accuracy and completeness of the contents of this report.

Mr. Zhou Ruijin, an independent non-executive director, did not attend the meeting for some reason, and authorized Mr. Wu Baiwang, an independent non-executive director, to vote for him. Mr. Peter Lok, an independent non-executive director, did not attend the meeting for some reason, and authorized Mr. Wu Baiwang, an independent non-executive director, to vote for him. Mr. Hu Honggao, an independent non-executive director, did not attend the meeting for some reason, and authorized Mr. Xie Rong, an independent non-executive director, to vote for him. Mr. Cao Jianxiong, an executive director, did not attend the meeting for some reason, and authorized Mr. Li Fenghua, chairman of the Board of the Company, to vote for him.

Mr. Li Fenghua, chairman of the Board of the Company, Mr. Cao Jianxiong, president of the Company and officer-in-charge of accounting, Mr. Luo Weide, chief financial officer, and Mr. Wu Longxue, general manager of the accounting department and officer-in-charge of the accounting department (accounting officer), hereby declare that the financial report forming part of this quarterly report is true and complete.

2.    BASIC PARTICULARS OF THE COMPANY

2.1   Main accounting data and financial indicators

Currency: RMB
			Increase/
			decrease between
			end of reporting
	End of		period and
	reporting period	End of last year	end of last year
			(%)

Total assets (RMB 100 million)	671.41	602.96	11.35
Shareholder equity (excluding minority interests) (RMB 100 million)	41.42	30.91	34.02
Net assets per share (RMB)	0.8511	0.6351	34.02

	Beginning of year to end of reporting period (January - September)	Increase/decrease compared with the same period last year
		(%)

Net cash flow generated from operating activities (RMB100 million)	54.88	- 0.6
Net cash flow generated from operating activities per share (RMB)	1.13	- 0.6

	Reporting period (July - September)	Beginning of year to end of reporting period (January - September)	Increase/ decrease between this reporting period and the same period last year
			(%)

Net profit (RMB100 million)	9.76	10.35	98.66
Basic earnings per share (RMB)	0.2006	0.2126	98.66
Basic earnings per share net of non-recurring loss or gain (RMB)	-	0.0911	-
Diluted earnings per share (RMB)	0.2006	0.2126	98.66
Yield on net assets (%)	23.57	24.98	Increased by 7.67 percentage points

Yield on net assets net of non-recurring loss or gain (%)	20.25	10.71	Increased by 7.23 percentage points

Amount from
beginning of year to
end of reporting period
Non-recurring loss or gain items	(January - September)
(RMB'000)

Gain or loss on disposal of non-current assets	14,357
Government subsidies included in the gain or loss of the period and closely related to the businesses of the Company (excluding government subsidies which amount or number are based on the uniform national standards)	422,198
Gain or loss on exchange of non-monetary assets	64,530
Other non-recurring loss or gain items	90,004
Total	591,089

2.2	The total number of the Company's shareholders and the shareholdings of the 10 largest holders of circulating shares not subject to selling moratorium as at the end of the reporting period

Unit: Shares

Total number of shareholders as at the end of the reporting period	154,120

Shareholdings of the 10 largest holders of circulating shares not subject to selling moratorium

	Number of circulating
	shares not subject to
	selling moratorium held
Name of shareholders (in full)	at the end of the period	Class

HKSCC NOMINEES LIMITED	1,539,975,799	Oversea listed foreign shares
YUHONG INVESTMENT FUND ( 裕隆證券投資基金 )	13,239,404	RMB ordinary shares
RONGTONG NEW BLUE CHIP SECURITIES INVESTMENT FUND ( 融通新藍籌證券投資基金 )	12,000,000	RMB ordinary shares
TEMASEK FULLERTON ALPHA PTE LTD ( 國際金融－滙豐 )	9,999,969	RMB ordinary shares
BOSHI SELECTION STOCK FUND ( 中國工商銀行－博時精選股票證券投資基金)	6,676,415	RMB ordinary shares
CCB OPTIMIZING ALLOCATION MIXED FUND ( 中國工商銀行－建信優化配置混合型證券投資基金 )	6,593,400	RMB ordinary shares
FORTIS HAITONG INCOME GROWTH FUND ( 中國銀行－海富通收益增長證券投資基金 )	4,999,902	RMB ordinary shares
HARVEST STRATEGY GROWTH MIXED FUND ( 中國工商銀行－嘉實策略增長混合型證券投資基金 )	4,678,971	RMB ordinary shares
UBS AG	3,600,000	RMB ordinary shares
DESHENG SMALL-CAP SELECTED FUND ( 中國工商銀行－國聯安德盛小盤精選證券投資基金 )	2,990,520	RMB ordinary shares

3.    IMPORTANT MATTERS

3.1	The details of and reasons for the substantial changes in main items of financial statements and financial indicators of the Company

☑Applicable     ☐Not applicable

Long-term equity investments increased by 45% over the end of last year mainly because the profit level of investee companies substantially rose according to the equity method.

Long-term payables increased by 55% over the end of last year mainly due to the addition of aircrafts leased by finance lease.

Shareholders' equity increased by 34% over the end of last year mainly due to the increase of profits of the Company.

Financial expenses decreased by 60% over the previous reporting period mainly due to the exchange gain resulting from the continuous appreciation of RMB.

Investment gains increased by 209% over the previous reporting period mainly because the profit level of invested associates increased significantly.

The losses on asset depreciation increased by 300% over the previous reporting period mainly due to the increased provision for diminution of value of inventory.

Non-operating expenses decreased by 83% over the previous reporting period mainly because the losses on disposal of fixed assets decreased.

Non-operating income increased by 95% over the previous reporting period mainly due to the obtaining of government subsidies.

There is a turnaround to net profit mainly due to the effects of enhancement of the operation level and exchange gain.

3.2	Analysis of the progress of other significant events and their effects and proposed solutions

☑Applicable     ☐Not applicable

On 3 September 2007, the Company published an announcement regarding the reaching of commercial consensus on strategic investment and resumption of trading in shares on the Shanghai Securities Daily, and that the project is steadily proceeding on schedule.

3.3	The status of implementation of the matters undertaken by the Company, shareholders and the ultimate controller

☑Applicable     ☐Not applicable

The share reform was completed by the Company on 12 January 2007. For details of the undertakings of the substantial shareholder, please refer to the section "Updates on the Performance of Undertakings" in the Company's Interim Report 2007 published on the website of the Shanghai Stock Exchange on 30 August 2007.

3.4
Warnings of and reasons for any expected accumulated losses from the beginning of the year to the end of the following reporting period or substantial changes in profitability compared to the same period last year

☑Applicable     ☐Not applicable

3.5	Other important matters which need explanation

3.5.1 Shareholding of the Company in other listed companies

☑Applicable     ☐Not applicable

				Percentage
				of the
			Number	shareholding	Initial
Serial	Stock		of share	interest of	investment	Accounting
number	code	Stock name	held (shares)	the company	costs	items
				(%)	(RMB)

1	600377	JS Co, Ltd.	200,000	0.004	360,000	Available-for- sale financial assets

2	000563	SHAANXI INTERNATIONAL TRUST & INVESTMENT CORP., LTD. ( 陝國投 A )	216,000	0.060	203,040	Available-for- sale financial assets

Total			-	-	563,040	-

3.5.2 Shareholding of the Company in non-listed financial enterprises and proposed-listed companies

☐Applicable     ☑Not applicable

By order of the Board of
CHINA EASTERN AIRLINES CORPORATION LIMITED
Luo Zhuping
Director and Company Secretary

The directors of the Company as at the date of this announcement are:

Li Fenghua	(Chairman, Non-executive Director)
Li Jun	(Vice Chairman, Non-executive Director)
Luo Chaogeng	(Non-executive Director)
Cao Jianxiong	(President, Executive Director)
Luo Zhuping	(Executive Director)
Hu Honggao	(Independent non-executive Director)
Peter Lok	(Independent non-executive Director)
Wu Baiwang	(Independent non-executive Director)
Zhou Ruijin	(Independent non-executive Director)
Xie Rong	(Independent non-executive Director)

Shanghai, the People's Republic of China
29 October, 2007